UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FUSE SCIENCE, INC.

 (Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

25856Y107

 (CUSIP Number)

November 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 25856Y107	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS

Rubin Hanan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

6,000,000 shares (1)
		6.	SHARED VOTING POWER

0 shares
		7.	SOLE DISPOSITIVE POWER

6,000,000 shares (1)
		8.	SHARED DISPOSITIVE POWER

0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000 shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.23%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 (1) Includes 1,500,000 shares and options to purchase 4,500,000 shares issued under the Issuer’s 2011 Stock Incentive Plan. 1,000,000 of the shares are subject to forfeiture if the consulting services agreement between the Issuer and the Reporting Person is terminated by the Reporting Person without Good Reason (as defined therein) or by the Issuer for cause (as defined therein) within one year of its June 29, 2011 effective date and 500,000 shares are subject to forfeiture in the event the consulting services agreement is terminated on a similar basis within eighteen (18) months of the effective date.

CUSIP No. 25856Y107	13G	Page 3 of 6 Pages

Item 1.

(a)   Name of Issuer

Fuse Science, Inc. (the "Issuer")

(b)   Address of Issuer's Principal Executive Offices

6135 NW 167th Street

#E21

Miami, Florida 33015

Item 2(a)  Name of Person Filing

Rubin Hanan (the “Reporting Person”).

Item 2(b)  Address of Principal Business Office or, if none, Residence

c/o Fuse Science, Inc.

6135 NW 167th Street

#E21

Miami, Florida 33015

Item 2(c)  Citizenship

The Reporting Person is a citizen of the United States of America.

Item 2(d)   Title of Class of Securities

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e)   CUSIP Number

25856Y107

Item 3.  If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐    Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).

(b) ☐    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) ☐    An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) ☐    A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 25856Y107	13G	Page 4 of 6 Pages

Item 4.  Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

CUSIP No. 25856Y107	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       Not applicable.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or otherwise influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25856Y107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2012

/s/ Rubin Hanan
Rubin Hanan